FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated December 7, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 7, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 1 333 88 44 Telefax +41 1 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group Investor Day

Group Presents Strategic Roadmap for the Integration of its Banking Units and Growth Initiatives for its Businesses

Proposes a Dividend Increase to Approximately CHF 1.50 per Share for 2004

Zurich, December 7, 2004 – In conjunction with its Investor Day event, Credit Suisse Group today announced its plans to fully integrate its banking units over the next 18 months to two years and to create distinct lines of business dedicated to private clients, corporate and investment banking clients, and asset management. The Group also presented specific growth plans for each of its individual businesses, including a more focused strategic direction for Institutional Securities and Wealth & Asset Management. In addition, Winterthur will continue its strategy of profitable growth with the aim of preparing for a capital market flotation. Furthermore, Credit Suisse Group announced that it expects to propose to the Annual General Meeting a dividend increase to approximately CHF 1.50 per share for 2004.

In order to better address client needs in a rapidly changing market environment, as well as making more efficient use of its resources, Credit Suisse Group today announced its plans to create a fully integrated bank, combining the current business units Credit Suisse and Credit Suisse First Boston, in a process that is expected to take between 18 months and two years. Activities geared towards the needs of private clients and those targeting corporate and investment banking clients will be bundled in two distinct lines of business, Private Client Services and Corporate & Investment Banking. A third business line will comprise all of Credit Suisse Group’s asset management services, reflecting the Group’s core strength and one of the key elements in its generation of value for clients across all its businesses. In addition, certain Corporate Center functions that are common to all businesses will be consolidated to accelerate the integration process. The new integrated bank will operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs, paving the way for increased revenues and considerable cost savings.

Oswald J. Grübel, CEO of Credit Suisse Group, stated: ”Our operating environment has changed fundamentally over the past few years. Clients require increasingly sophisticated services and advice that are tailored to their specific needs. This means that now − more than ever before − we must bring together all the know-how in our entire company to offer our clients the professionalism and expertise they demand.”

He added: “In addition to creating distinct lines of business that are focused on client needs, the steps involved in creating a ‘one bank’ organization will require substantial changes in our management approach and also in our culture – with a much greater focus on the Group as a whole than is presently the case. This will be a gradual process that cannot be achieved overnight. We will implement our plans as quickly as is practicable − but also very carefully to avoid any disruption to our client service.”

Business Growth Plans

In connection with its Investor Day, Credit Suisse Group also announced plans to enhance the level of performance of each of its individual businesses by addressing common strategic themes such as client service, integration, focus and growth.

Credit Suisse First Boston's strategy will be geared towards securing a leadership position in selected areas by creating a more focused franchise. It will achieve this by identifying and allocating resources to its most valuable clients and pursuing excellence in select high-margin services such as leveraged finance, M&A, IPOs, derivatives and mortgage securitization − all areas where it has competitive strengths and attractive growth opportunities. Increased earnings and a stronger capital base will allow Credit Suisse First Boston to capture trading opportunities through extended, disciplined and diversified risk-taking. Institutional Securities and Wealth & Asset Management will also make a number of structural changes within their various businesses to ensure greater bottom-line accountability, as well as to improve cost discipline and to capitalize on the integration with the Group’s other banking businesses. The combination of these measures will prepare Credit Suisse First Boston for the realization of its net income goal of CHF 3 billion or more for 2007.

In line with this strategy, key growth initiatives at Institutional Securities will include the creation of a unified global proprietary trading group under a single management structure across equities and fixed income. In order to grow its derivatives business, it will also create a consolidated derivatives structuring group. Institutional Securities will grow its leading leveraged finance and mortgage franchises by expanding into Europe. It also plans to build up a commodities unit. In investment banking, Institutional Securities will consolidate its capital markets businesses as well as creating separate advisory and financing coverage capabilities in order to tailor its coverage more closely to its clients' needs. Investment banking growth will be generated by focusing coverage resources on high-margin businesses and clients, both in its leading middle-market business and among its targeted large-cap clients.

In Wealth & Asset Management, key initiatives will include the strengthening of internal funds in areas delivering strong growth and performance. In line with this approach, Credit Suisse First Boston intends to spin out its Merchant Banking Partners business, its Credit Opportunities Fund and the Diversified Credit Strategies Fund, while maintaining a significant financial interest in − and a strategic relationship with − these funds. It will also focus on expanding its services for limited partners, which has been identified as a prime growth area in the alternative capital arena. Credit Suisse Asset Management will focus on improving its investment performance and will expand global product offerings while maintaining regional distribution, as well as streamlining its businesses in the US and Asia. The Private Client Services business will better exploit the attractiveness of the global product platform and build upon its leading position in volatility management.

In Private Banking, Credit Suisse aims to expand its global leadership position by building on its strong Swiss onshore and European offshore businesses as a profit anchor. A further focus will be on continuing the expansion of its strong presence in the onshore and offshore businesses in Asia, the Middle East, Central & Eastern Europe and Latin America. In order to underscore its commitment to Asia and to further develop its private banking franchise in this key market, Credit Suisse will further increase its focus on − and strengthen its management resources in − the region. In the European onshore business, efforts will be concentrated on delivering profitable growth, with the aim of reaching break-even by 2007. In Switzerland, Private Banking and Corporate & Retail Banking will strive to gain further market share by delivering superior value that clearly sets their products and services apart from those of the competition. The net income goal for Private Banking and Corporate & Retail Banking for 2007 is CHF 4 billion or more.

With regard to Winterthur, Credit Suisse Group announced in June that it will manage Winterthur as a financial investment and explore all strategic options to maximize the value of the insurance business for all stakeholders. This analysis has now been finalized and Credit Suisse Group has subsequently reached the conclusion that at this point in time, the market is not prepared to pay an adequate price for what it believes is the full value of Winterthur. Given the successful operational and financial turnaround of the insurance business, Credit Suisse Group is convinced that the best option for Winterthur is for it to move forward with its strategy of profitable growth in order to realize its full potential. As announced today, Winterthur’s profitability goal is to achieve sustainable net income of CHF 1.2 billion or more in 2007. Based on its strong market presence and its own separate identity, Winterthur will continue to deliver improvements in its operating performance and further streamline and sharpen the focus of its business portfolio with the aim of preparing for a capital market flotation.

In the area of capital management, Credit Suisse Group wants to ensure a competitive dividend policy going forward, while at the same time prudently managing the Group’s capital resources to fulfill the longer-term funding requirements for its strategy of profitable growth. For the business year 2004, Credit Suisse Group expects to propose to the Annual General Meeting a dividend increase to approximately CHF 1.50 per share, demonstrating its return to an attractive dividend payout for shareholders.

Oswald J. Grübel concluded: “As a management team, we have a clear and common view of where we want to take Credit Suisse Group over the coming years. We will be disciplined in executing each of the growth plans for our businesses. At the same time, we are determined to realize our roadmap for integration by creating a ‘one bank’ organization and preparing Winterthur for a capital market flotation. We are convinced that with these measures, Credit Suisse Group is on the right track to further consolidate its position among the world’s leading financial institutions.”

Enquiries
Credit Suisse Group, Media Relations	Telephone	+41 1 333 88 44
Credit Suisse Group, Investor Relations	Telephone	+41 1 333 31 69

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of September 30, 2004, it reported assets under management of CHF 1,232.2 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the relevant issuer or selling security holder and that will contain detailed information about the relevant company and management, as well as financial statements.

Investor Day 2004, December 7, 2004 – Analyst / Media presentations

Investor day

Time	08.00 CET / 01.00 GMT / 02.00 EST

Live Webcast	www.credit-suisse.com/investor
All presentations will be held in English.

08:00 – 08:30	Opening address and Group Strategy		Oswald J. Grübel, CEO of Credit Suisse Group

08:30 – 09:30	Private Banking and Corporate & Retail Banking		Walter Berchtold, CEO of Credit Suisse

09:30 – 10:30	Institutional Securities and Wealth & Asset Management		Brady Dougan, CEO of Credit Suisse First Boston

10:30 – 11:00	Coffee break

11:00 – 12:00	Insurance		Leonhard Fischer, CEO of Winterthur

12:00 – 12:30	Group Financials and Capital		Renato Fassbind, CFO of Credit Suisse Group

12:30 – 13:00	Closing remarks		Oswald J. Grübel, CEO of Credit Suisse Group

Media conference

14:00 – 14:45	Presentation, Q&A session		Oswald J. Grübel, CEO of Credit Suisse Group

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	USA:	+1 866 291 4166

Reference: “Credit Suisse Group Investor Day“

Q&A	You will have the opportunity to ask questions via the telephone conference following the presentation.

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the live webcast and telephone conference. Further instructions and technical test functions are now available on our website.

Playback	An audio playback facility will be available approximately one hour after the event.
Please dial:
	Europe:	+41 91 612 4330
	UK:	+44 207 866 4300
	USA:	+1 412 317 0088

	Conference		Language	ID
	Opening address and		English	894#
Group Strategy

	Private Banking and		English	800#
Corporate & Retail Banking

	Institutional Securities and		English	648#
Wealth & Asset Management

	Insurance		English	240#

	Group Financials and Capital		English	672#

	Closing remarks		English	788#

	Press conference		German	633#
	Press conference		English	541#

 INVESTOR DAY 2004

Oswald J. Grübel

Chief Executive Officer

Credit Suisse Group

Introduction and Group Strategy

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

STRATEGIC OBJECTIVES ANNOUNCED IN JUNE                                                                                                                           (1/2)

Integrate global organization around distinct
business areas and shared functions

Present one face to clients around the world

Increase cooperation among businesses to capture
both revenue-growth and cost-saving synergies

Integrate
Organization

STRATEGIC OBJECTIVES ANNOUNCED IN JUNE                                (2/2)

Profitably grow international Private Banking; gain
market share in Switzerland

Build on greatest strengths of Credit Suisse First
Boston to close revenue gaps

Enhance profitability and streamline business
portfolio at Winterthur, while exploring all options

Grow
Franchise

STRATEGIC ROADMAP TO INTEGRATION

Act as ‘one bank’ through integration of today’s fairly independent business units

Create three distinct lines of business: Private Client Services, Corporate &
Investment Banking, Asset Management

Position Asset Management as core strength and key element in our value proposition across all of our businesses

Group-wide management of shared Corporate Center functions; launch of functional initiatives to enhance cooperation and accelerate integration

Requires new management approach focused on the Group as a whole, structural adaptations and cultural change

Implementation over 18 months to 2 years

Manage Winterthur as a financial investment

Realize full potential, based on successful operational and financial turnaround

Prepare for capital markets flotation

PLAN TO GROW FRANCHISE

Private Banking, Corporate & Retail Banking

Build on Swiss on- and European offshore businesses as profit anchor

Invest in businesses and markets with above-average growth

Gain market share in Switzerland by delivering superior, differentiating value to clients

Institutional Securities, Wealth & Asset Management

Superior performance for clients

Disciplined client segmentation and focus on high-margin products

Expanded, disciplined risk-taking; integration of proprietary trading operations

Winterthur

Focus on profitable growth and further streamlining of business portfolio

Demonstrate strong market presence, based on own identity

Transfer of expertise from banking

Group as a whole

Improved execution driven by Group bottom-line accountability

Ambitious targets, with additional benefits from increased cooperation and integration

Return to competitive dividend payout

 INVESTOR DAY 2004

Walter Berchtold

Chief Executive Officer

Credit Suisse

Private Banking and

Corporate & Retail Banking

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

AGENDA

 1.  OVERVIEW

 3.  CORPORATE &
     RETAIL
     BANKING

 4.  CROSS –
     BUSINESS
     PRIORITIES

 5.  GOALS AND
     SUMMARY

 2.  PRIVATE
     BANKING

OUR STRATEGY

Invest into markets and businesses with above-average growth

Secure earnings strength by further expanding position in our Swiss home market as our profit anchor

Secure long-term growth by diversifying geographic mix

Lead the industry in innovative products and solutions

Further develop integrated business model across business units and segments, by leveraging client relations, products and infrastructure

Finance growth investments through continuous productivity
improvements

Continue to be a significant and reliable cash flow contributor to Credit Suisse Group

Corporate &
Retail Banking

Private Banking

OUR GOAL FOR NET INCOME

0.6

1.9

2.5

2003

~1.0

~ 3.0

> 4.0

2007
Goal

CAGR

12%

CAGR = Compound Annual Growth Rate

Net income in CHF bn

AGENDA

 1.  OVERVIEW

 3.  CORPORATE &
    RETAIL
    BANKING

 4.  CROSS –
    BUSINESS
    PRIORITIES

 5.  GOALS AND
    SUMMARY

 2.  PRIVATE
    BANKING

1) Annualized

KEY ACHIEVEMENTS

Strong net
new asset
generation

CHF 22.5bn or 5.9%1) for 9M 2004

All geographic areas contributed

Strong momentum in growth markets: Asia, Middle East,
Central & Eastern Europe, Latin America

Continued
benchmark
profitability

Gross margin at 136bp (9M 2004)

Strong increase in net income

Enhanced
business
model

Structured asset & liability advisory process

Expanded open architecture

Continuous stream of product innovations

Broadened specialist capabilities

Expanded
and
strengthened
franchise

Private Banking Europe well on track for break-even

Successful front-line recruiting – net increase of around 200 relationship managers and advisors since October 2003

IMPROVED FINANCIAL PERFORMANCE

Net revenues in CHF bn

Gross margin in bp

9M 2003

9M 2004

4.68

5.45

+16%

Net new assets in CHF bn

9M 2003

9M 2004

13.6

22.5

+65%

Net income in CHF bn

9M 2003

9M 2004

1.31

1.86

+42%

9M 2003

9M 2004

130

136

+6bp

ALL REGIONS CONTRIBUTING TO GROWTH

Switzerland

Western
Europe

Asia

24%

Total net new assets = CHF 22.5bn

18%

25%

33%

Middle East, Central &
Eastern Europe,
Latin America & Other

Net new assets by client domicile, 9M 2004

STRONG MOMENTUM IN ASIA

AuM (CHF bn)                                              46

Gross margin (bp) 1)                       109

Net new asset growth 1)   +20%

Relationship managers             177

Net revenues increased    +22%

1) Annualized

Profitably expanding sales force

Over 30% additional relationship managers
since Jan 2003

On average, break-even in ~12 months

Strengthening coverage

New offices, e.g. Guangzhou and Bangkok

Upgrading resources in the region

Strengthening Singapore offshore platform

Expanding market-specific offers

Local products and services

Broadened advisory skills

Close cooperation with CSFB on
solutions/products for UHNWI, client
referrals and infrastructure

KPIs 9M 2004

Key achievements & priorities

YoY performance 9M 2004 in %

PRIVATE BANKING EUROPE ONSHORE WELL ON TRACK
FOR BREAK-EVEN

AuM (CHF bn)                                                   33

Gross margin (bp) 1)                            128

Net new asset growth 1)    +14%

Relationship managers                     625

Net revenues increased    +46%

Operating expenses
reduced                                                                    (4%)

Net loss reduced                                  (63%)

1) Annualized

Strong upward trend in financial
performance

Local value proposition and distinctive
product and service offering in each
country

KPIs 9M 2004

Key achievements

YoY performance 9M 2004 in %

Further, selective build-up of front office
staff

Acquire profitable net new assets

Expand product & service offering

Further improve productivity

Break-even by 2007

Priorities

Aggressively grow international on- and offshore business (Asia,
Middle East, Central & Eastern Europe and Latin America)

Profitably grow European onshore business

Maintain strong position and continuously increase profitability in
European offshore business

Expand market share in Swiss onshore business

Strongly focus on increasing managed assets
(discretionary mandates, funds, structured products)

STRATEGY PRIVATE BANKING

Client Value
Delivery

Markets &
Businesses

Further build premium positioning in client value delivery

Expertise in advice

Dedication to services

Leadership in products and solutions

KEY INITIATIVES
MARKETS AND BUSINESSES

Expand geographic coverage by opening or
upgrading further locations

Continue to hire and develop senior relationship
managers for key growth markets

Strengthen international management capabilities
and resources

Further build capabilities and offering for UHNWI
segment

Leverage client base of other
Credit Suisse Group businesses

Medium-term goals
over the cycle:

Net new asset growth
> 5% p.a.

Gross margin = 130 bp

UHNWI = Ultra High Net Worth Individuals

KEY INITIATIVES
CLIENT VALUE DELIVERY

Further expand investment product skills and
platforms

Further develop and deploy Credit Suisse's
structured advisory process

Reap benefits from continued investments into
client relationship management and
workplace tools

Further improve customer experience along all
contact points and interfaces

Medium-term goals
over the cycle:

Net new asset growth
> 5% p.a.

Gross margin = 130 bp

AGENDA

 1.  OVERVIEW

 3.  CORPORATE &
     RETAIL
     BANKING

 4.  CROSS –
     BUSINESS
     PRIORITIES

 5.  GOALS AND
     SUMMARY

 2.  PRIVATE
     BANKING

Reliable
profit
generator

KEY ACHIEVEMENTS

Strong increase in net income and ROE for 9M 2004

Continuous improvement of cost/income ratio

Fully integrated mid- and back-offices with Private Banking
(IT and operations costs down around 30% since 2001)

Strengthened
client
organizations

Enhanced segment focus

Shift of resources towards clients with potential

Increased client referrals with other Credit Suisse Group
businesses

Progress in
products and
services

Above market growth in private mortgages (+8% 9M 2004)

Strong results in retail investment products

Expanded service offering for corporate clients

Market leader in credit cards

Improved
credit risk
structure

Significant reduction of impaired loans and provision for
credit losses

IMPROVED FINANCIAL PERFORMANCE

Net revenues in CHF bn

Return on equity in %

9M 2003

9M 2004

2.47

2.55

+3%

Cost / income ratio in %

9M 2003

9M 2004

64.9

61.8

- 3.1pp

Net income in CHF m

9M 2003

9M 2004

536

644

+20%

9M 2003

9M 2004

14.2

17.0

+2.8pp

STRATEGY CORPORATE AND RETAIL BANKING

Gain market share in high-end retail business, particularly in private mortgages and investment products

Increase profitability in low-end retail business and grow in consumer finance / credit cards

Expand the strong position with large corporate clients

Gain market share with small & medium-sized corporate clients with attractive risk-return profiles

Superior positioning in client value delivery, aligned to specific client needs for each segment

Client Value
Delivery

Markets &
Businesses

KEY INITIATIVES
MARKETS AND BUSINESSES

Acquire new clients through attractive
anchor products and targeted marketing
campaigns/events

Increase product penetration through
wallet-sizing of target clients, database
marketing and product bundling

Strengthen sales force effectiveness
through focused training and targeted
incentives

Continuously optimize branch network,
upgrade e-banking offering and extend
third-party distribution channels

Medium-term goals
over the cycle:

Net revenue growth > 5%

Cost/income ratio < 60%

Return on equity > 15%

KEY INITIATIVES
CLIENT VALUE DELIVERY

Improve client service delivery through
optimized end-to-end processes
(quality, speed, cost)

Shift resources from mid- and back office
functions to client teams and hire sales-
oriented RMs

Launch further retail investment products
and continuously improve lending product
offer

Invest in workplace tools, leveraging best-
in-class technology from Private Banking

Medium-term goals
over the cycle:

Net revenue growth > 5%

Cost/income ratio < 60%

Return on equity > 15%

AGENDA

 1.  OVERVIEW

 3.  CORPORATE &
     RETAIL
     BANKING

 4.  CROSS –
     BUSINESS
     PRIORITIES

 5.  GOALS AND
     SUMMARY

 2.  PRIVATE
     BANKING

CROSS-BUSINESS PRIORITIES

Leadership:
Further strengthening performance culture and management capabilities

Operational Excellence:
Continuously improving client service and productivity using Lean Sigma

Collaboration:
Promoting effective cooperation across businesses and functions

Continuous Learning:
Making the Credit Suisse Business School an industry benchmark

Methods
&
Tools

Spirit
&
Culture

Systematic, fact-based analysis of
customer needs

Focus on end-to-end process
improvement

Applying well established and
structured method (Lean Sigma)

Implementation along individual,
well defined projects

Continuous, long-term initiative

First projects started in October 2004

Significant number of projects planned for next 12 months

Impact per project expected to kick in after 9 – 12 months

Creating a customer-driven culture
and increasing customer satisfaction

Strategic alignment of all initiatives

Large-scale talent development

Enabling profitable growth

Key elements

Expected benefits

Status

OPERATIONAL EXCELLENCE

Targeted curricula for all major
front, back office and management
functions

In-house knowledge transfer:
managers and specialists as
teachers

Collaboration with leading external
institutions

Comprehensive quality
management across all programs

Training given for 14,300 participants (9M 2004)

Increased customer satisfaction and
revenues

Increased skill levels across the
organization

Strong value proposition to current
and new employees

Key elements

Expected benefits

Status

CREDIT SUISSE BUSINESS SCHOOL

AGENDA

 1.  OVERVIEW

 3.  CORPORATE &
     RETAIL
     BANKING

 4.  CROSS –
     BUSINESS
     PRIORITIES

 5.  GOALS AND
     SUMMARY

 2.  PRIVATE
     BANKING

Net income 1)

Net new asset growth

Gross margin

Cost/income ratio 1)

Corporate & Retail Banking

CHF > 4 bn

> 5%

= 130 bp

< 55%

1) Goal 2007

Net revenue growth

Cost/income ratio 1)

Return on equity

> 5%

< 60%

> 15%

CREDIT SUISSE MEDIUM-TERM GOALS

Credit Suisse

Private Banking

SUMMARY

Key strategic objective is strong and profitable top-line growth

Clear priorities for markets and businesses

Profitably grow international private banking: Asia, Middle East, Western
Europe, Central & Eastern Europe, Latin America

Gain market share in Switzerland

Well positioned for success

Strong business models and track record to build on

Concrete initiatives underway to differentiate ourselves in client value

Net income goal for 2007 is CHF > 4bn

Based on strong net new asset growth and benchmark cost/income ratios

QUESTIONS & ANSWERS

 INVESTOR DAY 2004

Brady Dougan

Chief Executive Officer

Credit Suisse First Boston

Institutional Securities and

Wealth & Asset Management

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

INTRODUCTION

Credit Suisse First Boston has underperformed in recent years

Recently, performance has improved and we retain a number of leading franchises on which to build

We have a unique opportunity for value creation, and we are
committed to the changes it will require

Our strategy leverages our strengths to deliver a more focused franchise built around:

client segmentation and focus

product excellence

disciplined risk-taking

improved execution

a strengthened ownership culture

*     Excluding impact of FIN 46R consolidation

2007 Goals

CHF 3.0 bn+ net income

20%+ pre-tax margin*

20%+ return on equity

AGENDA

 1.  CURRENT
     POSITION

 3.  ACHIEVING
     OUR
     OBJECTIVES

 2.  THE PATH
     FORWARD

OUR CURRENT POSITION IS CHALLENGING

Credit Suisse First Boston has
underperformed in recent years ...

… and our environment is
expected to remain challenging

Inconsistent financial results

Significant profitability and
margin gaps relative to peers

Failure to realize full Credit
Suisse Group benefits

Diluted focus – “all things to all
people”

Subdued markets with low
volatility

Competitive pressure from
universal banks and niche
players

Pricing / margin erosion and
increasing capital
requirements

Fierce competition for talent

FINANCIAL PERFORMANCE HAS IMPROVED THOUGH STILL
BELOW POTENTIAL

                                                                    Credit Suisse First Boston net income

in CHF bn

2002

2003

(1.5)

1.1

9M 2003

9M 2004

1.0

1.5

+51%

*     Excluding CHF 845m in minority interest revenues and CHF 11m of expenses relating to FIN 46R consolidation

Pre-tax margin                         (12.2%)                                     11.8%                          12.7%                                          14.9%*

Return on equity                                NA                       9.6%                                          11.0%                    17.6%

Investment Banking

 #1 Franchise

Technology,
energy,
 industrials

Wealth & Asset Management

 Leading franchise

  #1 in fundraising

Strong European
 franchise

Fixed Income

#1 Franchise

 Leading franchise

 Leading franchise

Equities

Electronic
Trading

Relative Value
 Arbitrage

HOLT –
Research

SEVERAL LEADING FRANCHISES ON WHICH TO BUILD

Fixed Income

Leveraged
Finance

Emerging
Markets

Commercial
Mortgages

Investment Banking

Financial
Sponsors

Industry
Strengths

Wealth & Asset Management

Private Equity

Private Fund

Asset
 Management

Equities

Leading automated
 execution platform

Strong quantitative
proprietary group

Key differentiator

AGENDA

 1.  CURRENT
     POSITION

 3.  ACHIEVING
     OUR
     OBJECTIVES

 2.  THE PATH
     FORWARD

DEFINING OUR STRATEGY

Product excellence built around selected high-margin, strategic products

Disciplined client segmentation, with resources focused on core clients

Expanded, disciplined risk-taking to leverage trading strengths and support clients

Improved execution through clear accountability and better Group integration

A strong, performance-based ownership culture

Credit Suisse First Boston will win where we choose to compete by delivering a more focused franchise built around:

WHAT IT MEANS

Product
Excellence

Client
Segmentation

Disciplined
Risk-Taking

Improved
Execution

Human Capital

Build on leading positions in leveraged finance, alternative assets, commercial mortgages and structured products

Investment Banking growth focused on M&A, IPOs, leveraged
finance and derivatives

Coverage resources focused on a smaller group of core clients

Technology leveraged for relentless efficiency in commoditized products

Integrated proprietary trading platform to capture opportunities across markets

Broader desk-based positioning to support client activity

Better aligned organization with clear accountability; strengthened discipline around costs

Increased integration with Credit Suisse Group

Structured approach to attract, develop, motivate, and retain talent

Management incentives tightly aligned with shareholder value

Provide differentiated, full-service
coverage to smaller number of “high-
touch” clients

Build on leadership position in electronic
delivery to serve execution-oriented
clients

Focus research coverage on sectors of
market importance and CSFB strength

Expand advanced prime banking
services

Equities

Continue growth in mortgage
securitization capabilities

Export top leveraged finance and
commercial mortgage franchises to
Europe

Add senior cross-product resources on
Top 50 clients

Dedicate product-level risk capacity to
support clients and capitalize on market
opportunities

Build out commodities capability

Fixed Income

STRATEGIC INITIATIVES
SECURITIES BUSINESSES

Establish a unified global proprietary trading platform across FID and Equities

Recapture derivatives share through rebuilt technology and unified structuring group

Drive greater integration of capital markets, coordinated with Investment Banking to deliver better client solutions

Expand leadership in emerging markets by increasing coverage resources

FIXED INCOME
CONCENTRATING ON HIGHEST-VALUE CLIENTS

Top account strategy

Additional senior cross-product
relationship managers on Top 50
global accounts

More disciplined account
planning and evaluation
processes

Exit or reduce cost of serving
lower-volume “tail” accounts

80% of revenues
driven by <15%
of clients

Cumulative % of
Revenue

Number of clients

Large &
Unprofitable

Small &
Profitable

Large &
Profitable

More
profitable

Less
profitable

Smaller
clients

Larger
clients

REVENUE

PROFITABILITY

Hedge funds

Asset managers

Top 400 Global Accounts

EQUITIES
SEGMENTING CASH EQUITY CLIENTS IS IMPORTANT

EQUITIES
DISCIPLINED SEGMENTED COVERAGE MODEL

“High-Touch”

“Undifferentiated”

“Execution-
Oriented”

Leverage leading
electronic
execution platform

31%

58%

11%

Core
Accounts

Pre-tax
Profit

Institutional Sales
Coverage

Provide
differentiated
research, focused
resources

U.S. EXAMPLE

41%

37%

22%

% of total

Optimize
Resource
Allocation

% of total

▪

▪

▪

71
50
45
55
52
65
2001
2002
2003
CSFB
Peer Avg.

①

②

CREDIT SUISSE GROUP

Slide 14

REBUILDING PROPRIETARY TRADING

Market Risk:  CSFB vs. Peers

(Average reported VaR (99% 1-day equivalent) USDm)

CSFB = 1.4x

0.8x

0.8x

Risk capabilities to be enhanced through:

Forming a strong proprietary trading function unified across Fixed Income and
Equities asset classes.  Built out from existing edge in quantitative equity trading technology

Strengthening client-driven risk capacity within Fixed Income product desks

Take advantage of core skills and
market opportunities

Maintain discipline and strong
diversification across asset classes
and geographies

Stronger earnings and capital base
enable us to rebalance risk
positioning – scale to move closer to
recent peer averages

STRATEGIC INITIATIVES
INVESTMENT BANKING DIVISION

Adjust our coverage model to better meet client needs

Focused, flexible client coverage model with direct product coverage where appropriate

Vertical integration of financial institutions coverage across both asset and liability activities

Increase share in a targeted subset of large cap clients

Pursue a disciplined, client-centric approach to the products we offer

Focus on a targeted subset of high-margin, strategic products that are most important to our clients

Create a firm-wide integrated derivatives structuring capability, with greater focus on corporate clients

Integrate capital markets areas to deliver client solutions across markets more effectively

Dramatically improve execution and client management capabilities

Drive accountability through transparent holistic product and client profitability

Institute rigorous “coverage team management” techniques to ensure consistent and disciplined client coverage

Equity
Capital
Markets

Deriv-
atives

M&A &
Advisory

Leveraged
Finance

Note: Bubble size denotes revenue of each product.

DRIVING GROWTH IN MORE PROFITABLE PRODUCTS

More
profitable

Less
profitable

Growth
opportunity

Stronger
existing
presence

SEGMENTING CLIENTS TO IMPROVE PENETRATION

35%

26%

39%

24%

40%

36%

47%

31%

22%

59%

32%

9%

% CSFB IBD
Revenues

Use 1
Product

Use 2
Products

Use 2+
Products

IBD Product Cross-Sell

Large
Cap

Mid Cap

Small Cap /
Unlisted

CSFB
Share of
Wallet*

11%

26%

21%

*  Share of wallet based on companies generating greater than $1m in fees for CSFB during the past four years.

STRATEGIC INITIATIVES
ALTERNATIVE CAPITAL

Grow internal funds in areas of strong growth, top performance, and where there are benefits from remaining inside CSFB platform

Build on broad diversity of fund offerings (Real Estate, Mezzanine, Secondary, etc.)

Focus on international markets (esp. Asia) with strong secular growth

Activity should support our banking clients and avoid competing against them

Spin out funds that can benefit from an independent platform

Intend to “spin out” DLJ Merchant Banking Partners business, Credit Opportunities
Fund, and Diversified Credit Strategies

Maintain a significant financial interest

Establish new services platform for Limited Partners

Leverage Hedge Fund and Private Equity strengths to provide full-service offering to holders of alternative investments

Build new market by providing secondary liquidity for holders of alternative assets

Strengthen relationships with our Hedge Fund and Financial Sponsors clients

Endowments &

Foundations

Public

Pensions

Corporate

Pensions

$76

$137

$206

2001

2003

2005P

Alternative assets expected to
continue to grow in importance

We will leverage our products
across the firm to drive future
growth

Build-out services for investors,
including secondary market-making,
principal fund access etc.

Investments:  Create innovative
investment opportunities including
indexed and principal protected
products

Investment banking coverage for
hedge fund M&A and strategic
advisory

Prime Banking - Continue growth in
market share in an important market

Annual Allocations to Hedge Funds

($ in Billions)

HEDGE FUNDS:  LEVERAGING MARKET OPPORTUNITIES

STRATEGIC INITIATIVES
CSAM AND PCS

Asset
Manage-
ment
(CSAM)

Leverage improving performance to grow European
distribution

Expand global product offerings while maintaining regional
distribution

Restore U.S. profitability by streamlining funds and lowering costs

Streamline Asia presence

Private
Client
Services
(PCS)

Expand Credit Suisse First Boston leadership in
alternative assets

Leverage leading investment banking franchises in
small cap, middle market, and financial sponsors

Leverage attractiveness of global brand

Build upon leading position in volatility management

STRATEGIC INITIATIVES
REGIONAL ELEMENTS

Current position not reflective of
global strengths and home market
presence - profitability lagging

Improve focus to expand margin in a
largely mature market

Export strongest U.S. products into
Europe (e.g. Leveraged Finance,
CMBS)

Streamline coverage by reducing
overlaps

Empower regional management
with more local decision-making and
accountability

Continue rebuilding winning team

Build on strong existing platform
to capture opportunities to
expand in a growth market

Continue to strengthen position across
region, focusing on Japan, China and
South Korea

Explore acquisition and JV
opportunities to accelerate growth

Expand derivatives capabilities
throughout region

Capture synergies throughout CS Group
(e.g. shared branch infrastructure)

Europe

Asia

AGENDA

 1.  CURRENT
     POSITION

 3.  ACHIEVING
     OUR
     OBJECTIVES

 2.  THE PATH
     FORWARD

2003
2007
2003
2007
2003
2007

CREDIT SUISSE GROUP
Slide 23

An aggressive but achievable plan for delivering
results to our shareholders

20%+

11.8%

3.0+

1.1

20%+

9.6%

*  Excluding impact of FIN 46R consolidation

FINANCIAL GOALS

Pre-tax Margin

Net Income in CHF bn

Return on Equity

  Goal*

   Goal

   Goal

A COMMITMENT TO EXECUTION

Organizational alignment and greater accountability for profitability at all levels
(businesses, clients, products and support)

Disciplined coverage: more resources focused on distinctive products;
innovative technologies used to deliver commoditized products more efficiently

Ongoing, consistent improvement in costs – will be built into our culture

Specific savings identified through reducing less productive front office staffing, further procurement efficiencies and shifting infrastructure to lower cost locations

Leveraging Credit Suisse Group more consistently and more aggressively

Continued emphasis on strategic planning — not a “one time” process

Relentless focus on executing the plans we have developed

Fixed Income	
Equities	
Fixed Income / Equities	

CREDIT SUISSE GROUP

Slide 25

PRIORITY ACTION STEPS  (1/2)

Grow mortgage securities business through greater resource
allocation

Build out leveraged finance and mortgages capability in Europe

Establish commodities business with trading commencing in
2005

Expanded presence in emerging markets, especially Asia

Broaden capital commitments for clients and market
opportunities

Formation of unified proprietary trading group across equities and fixed income

Formation of firm-wide global derivatives structuring group

Build-out automated execution capability across businesses

Streamline cash equities business through greater focus on
priority clients

Focus research on sectors and services which investing clients prioritize and pay for

Investment Banking	▪ ▪ ▪
Wealth & Asset Management	▪ ▪ ▪ ▪

CREDIT SUISSE GROUP

Slide 26

PRIORITY ACTION STEPS  (2/2)

New management team and structure

Unify capital markets areas and create specialist financing
coverage group with direct coverage capability

Enhance client & product profitability systems to drive
accountability & productivity

Foster growth by spinning out 3 large funds and expanding other funds internally

Formation of services platform for Alternative Investors

Streamline CSAM’s US and Asia businesses

Appoint new PCS business head and grow advisor force

DEFINING OUR STRATEGY

Product excellence built around selected high-margin, strategic products

Disciplined client segmentation, with resources focused on core clients

Expanded, disciplined risk-taking to leverage trading strengths and support clients

Improved execution through clear accountability and better Group integration

A strong, performance-based ownership culture

Credit Suisse First Boston will win where we choose to compete by delivering a more focused franchise built around:

QUESTIONS & ANSWERS

 INVESTOR DAY 2004

Life & Pensions and

Non-Life

Leonhard Fischer

Chief Executive Officer

Winterthur Group

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

AGENDA

 1.  OVERVIEW

 3.  STRATEGIC
     PRIORITIES AND
     KEY INITIATIVES

 4.  GOALS AND
     SUMMARY

 2.  ACHIEVEMENTS

Secure sustainable
value creation

Net income of CHF 1.2 bn
by 2007

Return on Equity above 12%

Solid capital base and
single A rating

Prepare Winterthur Group for possible capital market flotation

Financial Goals

Execution Strategy

OVERVIEW

Build a best practice
business model

Continue portfolio restructuring to
focus on few promising market
positions

Establish benchmark for
operational efficiency and
disciplined execution

Build leading edge in
Asset/Liability, Investment, and
Risk Management

AGENDA

 1.  OVERVIEW

 3.  STRATEGIC
     PRIORITIES AND
     KEY INITIATIVES

 4.  GOALS AND
     SUMMARY

 2.  ACHIEVEMENTS

KEY ACHIEVEMENTS

Financial
turnaround

Achievement

                        From 2002 ...                                                              … to 2004

Strengthened
capital base

Refocused
portfolio

A substantial loss

Undercapitalized

Portfolio
dispersed around
the globe

RoE above 10%1)

Significantly improved
capital and solvency

Increasingly focused
international portfolio

1) 9M 2004 annualized

Improved cost
positions

Mediocre cost
performance

Clearly improved
cost ratios

20%
10%
0%
-10%
-20%
5
6
7
8
2002
2004

CREDIT SUISSE GROUP
Slide 6

FINANCIAL TURNAROUND

1) Book Equity: Q3 2004; ROE: 9M 2004 annualized

US GAAP book equity, net of goodwill in CHF bn

Return on
equity

1)

- 60%

Return on equity versus book equity

STRENGTHENED CAPITAL BASE

Risk
exposure

Clearly reduced balanced sheet risk

Equity exposure down to 5% of investments

Materially decreased intangibles relative to
shareholders' equity

Capital
adequacy

Significantly strengthened solvency and strong ratings

EU Solvency ratio: from 142% (2002) to 168% (2003)

A+ (Fitch), A1 (Moody's), A- (Standard & Poor's),
all stable outlook

Capital
generation

Further strengthening of capital from retained operating
profits

Reduced capital needs from portfolio restructuring

AGENDA

 1.  OVERVIEW

 3.  STRATEGIC
     PRIORITIES AND
     KEY INITIATIVES

 4.  GOALS AND
     SUMMARY

 2.  ACHIEVEMENTS

STRATEGIC PRIORITIES

Set efficiency and
productivity
benchmark

Execute high standards in core technical operations
and management functions

Optimize
business portfolio

Streamline portfolio in order to build local leadership
positions in selected markets and reduce complexity

Leverage financial
market expertise

Leverage leading edge skills and processes in
Asset/Liability, Investment and Risk Management

Build new value
propositions

Develop an agile organization oriented to exploiting
attractive business opportunities

Priorities

Target

OPTIMIZE BUSINESS PORTFOLIO

Exploit clear leadership position in
home market Switzerland

Continue to actively streamline the
portfolio

Develop promising platforms for
future growth

Target

Key initiatives

Streamline portfolio
in order to build
local leadership
positions in selected
markets and reduce
complexity

Europe

PORTFOLIO STREAMLINING 2003 - 2004

Winterthur Portugal

Churchill (UK)

Winterthur Italia

Rhodia (France)

PPML (UK)

North America & Asia

Republic Financial
(USA, Texas)

L’Unique (Canada)

Singapore

SET EFFICIENCY AND PRODUCTIVITY BENCHMARK

Enforce productivity in core operations

Continue strict cost management

Compete on process and client service

Ensure underwriting advantages

Leverage client segments and risk drivers

Enhance risk selection and pricing

Create group functional management for

Financial management and controlling

Underwriting and claims management
processes

Investment and risk management

Execute high
standards in core
technical operations
and management
functions

Target

Key initiatives

EXAMPLE: ADMINISTRATION EXPENSES

Expense ratios in % 2)

Total administration expenses in CHF m

1) annualized

2) For Life: Total Expense Ratio; for Non-Life: Administration Expense Ratio

2002

2003

9M 2004 1)

2,646

2,248

2,215

(17%)

2002

2003

9M 2004

13.2

11.7

11.5

11.9

10.8

9.2

Non-Life

Life &
Pensions

GROUP-LIFE PERFORMANCE IMPROVEMENT

Major cost reduction achieved

Legal quote stabilizes earnings

‘Rules are clear’

Policyholder explicitly shares risk

Inherent growth of ~3 to 4% p.a.

New business unambiguously value-creating

Cost, mortality and investment processes all positive

Ultimate strategic flexibility given short-term contracts

Stable financial performance expected

Target

Key initiatives

LEVERAGE FINANCIAL MARKET EXPERTISE

Exploit superior investment execution

Centrally managed, flexible processes

Above-average investment returns

Expand sophisticated Asset/Liability
Management

State-of-the-art procedures and MIS

Integrated with Investment, Risk Management
and Life product development

Deploy dedicated Risk Management

Proactive risk control, strict governance

Optimized exposures and capital deployment

Leverage leading
edge skills
and processes in
Investment,
Asset/Liability and
Risk Management

EXPLOIT SUPERIOR INVESTMENT SKILLS

Centrally managed process ...

... with increased investment flexibility

Fully integrated global platform

Very robust, transparent and
stringent decision making and
controlling

Close link to target setting and
controlling

Integration with group
Asset/Liability and
Risk Management functions

Focus on investment strategy
rather than title selection

Adjustment of investment strategy
based on market development
and policyholder expectations

Flexibility for tactical decisions in
fast moving market environment

ALMIS : Asset & Liability Management Information System
winterthur

CREDIT SUISSE GROUP

Slide 17

State-of-art procedures

Explicit strategy on risk

Daily update and monitoring
of critical information

Modeling of negative
convexity resulting from
policyholder expectations
and guarantees

Active management of
negative convexity

Asset/Liability Management Information System

EXPAND SOPHISTICATED ASSET/LIABILITY MANAGEMENT

Target

Key initiatives

BUILD NEW VALUE PROPOSITION

Leverage strategic resources

Top management and high potentials

Build                                        brand

Benefit from anticipated industry structural
changes

Enhanced client service

Alternative distribution models

Build future growth and profit potential

Innovative products

Promising market/segment niches

Develop an agile
organization
oriented to exploiting
attractive business
opportunities

AGENDA

 1.  OVERVIEW

 3.  STRATEGIC
     PRIORITIES AND
     KEY INITIATIVES

 4.  OUTLOOK AND
     TARGETS

 2.  ACHIEVEMENTS

GOALS AND SUMMARY

Priority

Value creation

Set efficiency
benchmark

Optimize
business portfolio

Leverage financial
market expertise

Build new value
propositions

Secure sustainable value creation

Net income of CHF 1.2 bn by 2007

Return on Equity above 12%

Non-Life combined ratio below 98%
and Life expense ratio below 8%

Solid capital base and
single A rating

QUESTIONS & ANSWERS

 INVESTOR DAY 2004

Renato Fassbind

Chief Financial Officer

Credit Suisse Group

Group Financials and Capital

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

12.0
11.0
10.0
9.0
8.0
7.0
6.0
2.5
2.0
1.5
1.0
0.5
-
(0.5)
(1.0)
(1.5)
(2.0)
(2.5)

CREDIT SUISSE GROUP

Slide 2

THE GROUP HAS RETURNED TO STRONG PROFITABILITY
AND SOLID CAPITAL

Tier 1 ratio and net income

in %

in CHF bn

2000

4Q

2001

1Q

2Q

3Q

4Q

Swiss GAAP

US GAAP

2002

1Q

2Q

3Q

4Q

2003

1Q

2Q

3Q

4Q

2004

1Q

2Q

3Q

BIS Tier 1 ratio (left axis)

Net income (right axis)

Note: Swiss GAAP and US GAAP results are not comparable

ACHIEVED WELL BALANCED BUSINESS MIX

Corporate &
Retail Banking

Institutional
Securities

Wealth & Asset
Management

14%

38%

21%

10%

Private
Banking

1)  Excluding Corporate Center and Adjustments and excluding minority interest results related to the FIN 46R consolidation

Insurance

Pre-tax result by segment 9M2004 1)

17%

RECENT RESULTS IMPROVEMENTS

9M2004 net income of CHF 4.7 bn confirms the Group’s return to profitability

Credit Suisse up 36% to CHF 2.5 bn vs 9M2003

Credit Suisse First Boston up 51% to CHF 1.5 bn vs 9M2003

Winterthur net income at CHF 753 m

Solid operating earnings and Group capital position restored at high-end of peer group

Moving closer to peer performance

Credit Suisse First Boston margins remain well below peers

Credit Suisse peer performance leader in Private Banking

Winterthur technical results in line with peers, and supported by strong investment performance

HIGHER REVENUES AND EFFICIENCY GAINS HAVE DRIVEN
IMPROVEMENT IN RECENT RESULTS

Net revenues in CHF bn 1)

9M 2003

9M 2004

38.5

41.0

+6%

Income from continuing operations in CHF bn 3)

9M 2003

9M 2004

2.4

4.8

+99%

Cost / income ratio in % 1)2)

9M 2003

9M 2004

78.8

74.5

-4.3pp

1)  Excluding minority interest results related to FIN 46R consolidation

2)  Excluding results from Life & Pensions and Non-Life

3)  Before extraordinary items and cumulative effect of accounting changes and Goodwill impairment of CHF 1,510 m in 9M03

CONSOLIDATED NET INCOME GOAL

Credit Suisse

9M 2004

> 4.0

> 3.0

> 8.0

2007
Goal

Credit Suisse
First Boston

Winterthur

~ 1.2

Corporate Center &
Adjustments

2.5

1.5

0.8

4.7

(0.1)

~ (0.2)

50

38

15

(3)

54

16

(2)

32

% of total

% of total

Net income in CHF bn

PERFORMANCE GOALS OVERVIEW

Mid-Term
Goals

Return on equity

Tier 1 target

Gross margin

Cost/income ratio

Net new assets growth (annualized)

Revenue growth

Cost/income ratio

Return on equity

9M 2004

Pre-tax  margin1)

Return on equity

IFS Rating

Return on equity

Combined ratio

Expense ratio

all goals on full-year basis

1)  Excluding minority interests results relating to the FIN 46R consolidation

2) For Moody’s, Standard & Poor’s and Fitch Ratings               3) Goal 2007

Credit Suisse
First Boston

Credit Suisse

Winterthur

Credit Suisse
Group

3)

3)

2)

3)

3)

130 bp

< 55%

> 5%

> 5%

< 60%

> 15%

> 20%

> 20%

Single A

> 12%

< 98%

< 8%

15 % to 20%

> 10%

136 bp

58%

5.9%

3%

62%

17%

Private Banking

Corporate &

Retail Banking

15%

18%

Business Unit

A1 / A- / A+

14%

99.7%

9.2%

Business Unit

Non-Life

Life & Pensions

18%

11.8%

Consolidated

CSG
UBS
HSBC
Deutsche Bank
ABN Amro
JPMC
BSCH
Citigroup
BNP Paribas
Barclays
ING
11.8
11.5
9.3
9.2
8.5
8.5
8.4
8.4
8.0
7.7
7.6
18
25
16
11
28
13
22
22
18
20
26

CREDIT SUISSE GROUP
Slide 8

BEST CAPITALIZED BANK IN PEER GROUP
SOLID RETURN ON EQUITY

                BIS Tier 1 ratio 3Q 2004 in %

Return on Equity 9M 2004 in %

2)

2)

1)

1)

Note: all data as reported, unless otherwise stated below

1)  Based on reported 1H2004                                                                                       2) As reported based on equity excluding goodwill

3)  Adjusted for litigation reserve strengthening and merger items            4) Adjusted for litigation reserve strengthening

4)

3)

DIVIDEND POLICY

The Group has regained strong capital generation momentum

Intention to return to competitive dividend policy

Management intends to establish an appropriate Dividend Per Share
(“DPS”) base from which steady growth can be targeted

Considerations when establishing new base level

Mid-term capital planning

DPS market expectations for Credit Suisse Group

Peer group analysis on dividend payout ratio and dividend yield

Assuming no major negative events, Credit Suisse Group targets a dividend of CH 1.50 per share for 2004

FUTURE SHARE BUYBACKS POSSIBLE

Corporate
initiatives

(“internal”)

Regulatory
changes

(“external”)

Winterthur transaction could significantly affect Group capital ratios

Business plans

Current plans do not call for significant immediate changes to capital requirements

Future capital requirements expected to be exceeded by earnings retention

Dividend strategy is an important element of capital management

Basel II regulation planned to be adopted internally in 2006

Preliminary impact analysis suggests a minor impact on a Group consolidated level

Target ratio currently set at > 10 % and subject to recalibration pending further Basel II structural impact analysis

Maintain appropriate surplus capital

Excess capital is expected to amount to over CHF 7 bn by 2007 assuming achievement of our plans 1)

Share buyback considered, subject to future capital requirements

Conclusion

1)  Does not include impact from Basel II or a possible Winterthur transaction

SUMMARY

The Group has returned to strong profitability with a balanced business mix

Future growth to be achieved by

improved execution driven by bottom-line accountability

additional benefits from increased cooperation and integration

Return to competitive dividend payout for 2004 with intention to pay
CHF 1.50 dividend per share

Share buyback considered, pending Basel II impact analysis and potential Winterthur transaction

Group net income goal of over CHF 8 billion by 2007

QUESTIONS & ANSWERS

 INVESTOR DAY 2004

Oswald J. Grübel

Chief Executive Officer

Credit Suisse Group

Closing Remarks

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

FOUR INTER-RELATED STRATEGIC THEMES

The Client

Cornerstone of all our activities

Client needs drive innovation and change

Integration

Determined to create a ‘one bank’ organization in 18 months to 2 years

Will result in revenue increase and cost savings

Focus

Concentration of resources on areas that provide best opportunities

Will result in productivity increase

Growth

Consistent development, with less swings in profitability

Ambitious targets, additional benefits from integration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date December 7, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Head of Legal & Compliance

/s/ Jan Vonder Muehll
Group Communications